UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Nova Minerals Limited (the “Company”) dated October 10, 2025, titled “Nova Minerals Secures Land Use for Antimony Refinery at Port MacKenzie as it Targets the Production of Military-Spec Antimony in 2026/27”.

This report on Form 6-K (including the exhibit attachedf hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated October 10, 2025 – Nova Minerals Secures Land Use for Antimony Refinery at Port MacKenzie as it Targets the Production of Military-Spec Antimony in 2026/27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED
Date: October 10, 2025
	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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